November 30, 2020
BY EMAIL

Elizabeth Gioia
Vice President, Corporate Counsel
The Prudential Insurance Company of America
213 Washington Street,
Newark, NJ 07102-2917

       Re:    PRUCO Life Insurance Co, et al.
              Market Value Adjusted Fixed Allocation Investment Option Initial Registration Statements on Form S-3
              Filing Nos: 333-249219; 333-249220; 333-249221; 333-249227;
333-249228;
              333-249229; 333-249230; 333-249231; 333-249295.


Dear Ms. Gioia:

        These initial registration statement are being filed to separately register MVA interests that are currently part of combination variable/MVA annuity contracts ( Annuities ), in accordance with prior staff comments and to register stand-alone MVA interests. The staff notes that these Annuities are no longer being offered for new sales. The staff has reviewed the above-referenced initial registration statements, which the Commission received on October 1st and 2nd of 2020. Based on our review, we have the following comments. Unless otherwise specified, comments are based upon a review of filing 333-249219; comments should be applied to the other filings, as applicable. Capitalized terms have the same meaning as in the registration statements.

1. General Comments

   a. Please confirm that all missing information, including all exhibits, will be filed in pre-effective amendments to the registration statements.

   b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the registrant or parent company will be solely responsible for any benefits or features associated with the Annuities.
 Elizabeth Gioia
PRUCO Life Insurance Co, et al.
November 30, 2020
Page 2 of 5

Facing Sheet

   a. The registrant incorporates by reference its periodic reports on Forms 10-K and 10-Q.
      Please add appropriate hyperlinks for this document in accordance with rule 411(d) of the
      Securities Act.

   b. The penultimate paragraph of the facing sheet concerns the principal underwriter and its offering plan for the securities at issue. Please amend this paragraph as appropriate given that the Annuities are no longer offered for sale.

   c. The registrant uses the term    Company    as a defined term on the
facing sheet, however,
      that term is never actually defined. Please define the term prior to using it in the facing sheet or prospectus disclosure.

2. Cover Page

   a. The prospectus is currently dated October 2, 2020. Please correct the date of the prospectus to one that will be applicable after effectiveness of the registration statement.

   b. The registrant states:    If you are receiving this prospectus, it is
because you currently
      own one of the Annuities.    However, there is no further discussion of
the Annuities. In
      order to provide further context for investors, please provide disclosure succinctly describing how an investor can allocate Account Value under the Annuities, generally.
      Include discussion of the variable options and other options for Fixed Allocations that are not subject to market value adjustment, if applicable.

   c. Please also provide an overview of the MVA Fixed Allocation option on the cover page, including when the option can be selected.

   d. Please add page number citations for the risk factors referenced on the cover page of the prospectus.

   e. Please add disclosure stating that the amounts payable under the MVA Fixed Allocation
      option are payable from the registrant   s general account and are
subject to its financial
      strength and claims paying ability.

3. Glossary of Terms

      There are numerous terms formatted as defined terms that are not included in the
      Glossary of Terms. For instance, the terms Short-Term MVA Fixed Allocation (p. 2),
      Crediting Rate (p. 3), Rate (p. 3), Guaranteed Minimum Interest Rate (p.
3), Benefit
      Fixed Rate Account (p. 5), and DCA Fixed Rate Options (p. 5) are not defined in the glossary. Please add these terms to the glossary; further, assess the disclosure in the
 Elizabeth Gioia
PRUCO Life Insurance Co, et al.
November 30, 2020
Page 3 of 5

      registration and confirm that all capitalized terms that are defined in this prospectus are added to the glossary.

4. Allocating Your Account Value

   a. (p. 2) The registrant states that:   [PRUCO Life] may make MVA Fixed
Allocations of
      different durations available in the future, including MVA Fixed Allocations offered
      exclusively for use with certain optional investment programs.   Please
confirm that
      PRUCO Life may introduce new investment programs to investors under these contracts which are no longer sold. If not, delete or amend this disclosure as appropriate.

   a. (p. 2) The registrant also states that the interest rate credited to an MVA Fixed Allocation is the rate in effect when the Guarantee Period begins and does not change so long as you remain invested for the Guarantee Period; however, the registrant also discloses that
      PRUCO Life may change the rates it credits to MVA Fixed Allocations at any time.
      Clarify the relationship of the ability for the registrant to change MVA Fixed Allocations at any time and the rate an investor receives over the course of the Guarantee Period.

   b. Please add a Q&A providing disclosure regarding for whom the MVA Fixed Allocation option is appropriate. Include disclosure of any restrictions concerning when the option can be selected, restrictions on renewals, and any other applicable restrictions.

   c. How Does the Market Value Adjustment Work? Please redraft the disclosure in this subsection in Plain English. Include clarification concerning the implications of transferring or withdrawing account value more than 30 days before the Guarantee
      Period. Avoid descriptions with jargon and provide a plain English overview prior to introducing MVA formula terms.

   d. MVA Formula. Please redraft the disclosure in this subsection in Plain English. Include clarification concerning what the formula represents generally and what market factors affect the positive or negative movement of account value under the formula. Avoid describing the formula with jargon.

5. Comments specific to 333-249231

      (p. 3) How Does the Market Value Adjustment Work? The introductory text to the national MVA formula on page 6 lacks clarity. Please redraft the heading and introductory text so that it explains that was follows on pages 3-6 relates to the national
      MVA formula on a national basis; continue to include a cross-reference to the correct page for the Pennsylvania only formula.
 Elizabeth Gioia
PRUCO Life Insurance Co, et al.
November 30, 2020
Page 4 of 5

6. Incorporation of Certain Documents by Reference (p. 6)

      The registrant incorporates by reference its annual and quarterly reports on Forms 10-K and 10-Q. Please add appropriate hyperlinks for these documents in accordance with rule
      411(d) of the Securities Act.

7. Risk Factors

   a. (p.7) The registrant states that investors should evaluate the risks contained in this prospectus; however, given that this registration statement is no longer comprised of a combination prospectus, no risks are disclosed in the S-3 prospectus. Please provide fulsome disclosure in this registration statement of the risk factors associated with investing in the MVA Fixed Allocation investment option.

   b. Please move the amended risk factors section to the beginning of the prospectus so that it is the first section after the glossary of terms.

8. Comments specific to 333-249295

   a. This filing contains a supplement updating the registration statement with regard to coronavirus related disclosure. Please assess whether such updated disclosure should also be added to the other filings listed in the introduction of this letter.

   b. On page 3, the registrant presents the   free look   provisions that
apply to initial purchase
      of the contract. Given that this contract is no longer offered for sale, please remove the disclosure given that it is no longer applicable.

   c. On page 4, the registrant discusses how an investor can purchase a Strategic Partners
      Horizon Annuity Contract. Given that this contract is no longer offered for sale, please remove this disclosure given that it is no longer applicable.

   d. On page 7, the registrant discusses short-term cancellation rights and free look provisions. Given that this contract is no longer offered for sale, please remove this disclosure given that it is no longer applicable.

9. Auditor  s Consent

      Please file written and signed consent of independent registered public accounting firm with regard to applicable financial statements and auditor s report relied upon to satisfy the requirements of Form S-3.
 Elizabeth Gioia
PRUCO Life Insurance Co, et al.
November 30, 2020
Page 5 of 5

       We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

         Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to them.

      If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

                                                      Sincerely,

                                                      /s/

                                                      Alberto H. Zapata
                                                      Senior Counsel
                                                      Disclosure Review and
Accounting Office


cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief